LAZARD GROUP LLC
30 Rockefeller Plaza
New York, New York 10020

May 2, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-144331), filed on March 26, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Lazard Group LLC (the “Registrant”) hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 (Registration No. 333-144331), filed on March 26, 2008 (the “Post-Effective Amendment”).

The Post-Effective Amendment is being withdrawn because the remarketing of debt securities contemplated by the Post-Effective Amendment will be effected in a transaction not requiring registration under the Act.  No securities have been sold pursuant to the Post-Effective Amendment.

For clarity, the Registrant is making no request with respect to its Registration Statement on Form S-3 (Registration No. 333-150113), filed on April 7, 2008, its Registration Statement on Form S-3 (Registration No. 333-144331), filed on July 3, 2007, or any amendments or supplements thereto (other than the Post-Effective Amendment).

If you have any questions regarding this application for withdrawal, please contact me at (212) 632-6106.

LAZARD GROUP LLC

by
/s/ Scott D. Hoffman
Name: Scott D. Hoffman
Title: General Counsel